1934 Act Registration No. 1- 30702

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Siliconware Precision Industries Co., Ltd.

(Translation of Registrant’s Name Into English)

NO. 123, SEC. 3, DA FONG RD. TANTZU

TAICHUNG, TAIWAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F  ☒            ☐  Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):             )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):             )

Siliconware Precision Industries Co., Ltd.

Dear Shareholders,

On September 15, 2015, Siliconware Precision Industries Co., Ltd. (“we”, “SPIL” or “the Company”) signed a Strategic Alliance and Share Exchange Agreement with Hon Hai Precision Industry Co., Ltd. (Taiwan Stock Exchange: 2317.TT, “Hon Hai”), whereby the parties will form a strategic alliance through the exchange of shares in accordance with Article 156, Paragraph 8 of the Republic of China Company Act. The alliance will allow the Company to pursue business opportunities that will create value for shareholders.

At this shareholder meeting, we seek shareholder approval of two items:

1.	Amendments to the Company’s “Articles of Incorporation” to increase authorized capital.

2.	Amendments to the Company’s “Procedures for Acquisition and Disposal of Assets.”

These amendments are necessary in order for the Company to fully execute the announced share exchange with Hon Hai.

Background of the Strategic Alliance with Hon Hai

SPIL is the world’s third largest IC assembly and testing house, with wire bonding, flip-chip, wafer level packaging, bumping, multichip package and high-level assembly and testing technology.

The Company has a long-standing history with Hon Hai and has been seeking cooperation with Electronics Manufacturing Services (“EMS”) partners since 2010:

•	In 1998 SPIL and Hon Hai invested in Siliconware Corporation, a former testing division of SPIL, and Hon Hai Chairman Terry Guo served as a Board Director of Siliconware Corporation. Siliconware Corporation was merged into SPIL in 2000.

•	In 1999, SPIL and Hon Hai launched a joint venture called APTOS in California.

•	In 2010, SPIL started to explore potential business expansion by leveraging the experience of a group of ex-Universal Scientific Industrial Co., Ltd. (“ex-USI”) specialists.

•	In 2014, SPIL management proactively initiated strategic cooperation discussions with ShunSin (6451.TT), a subsidiary of Hon Hai, on System in Package (“SiP”) business.

•	In early 2015, SPIL had also explored with leading EMS manufacturers on possible business cooperation.

Hon Hai is the world’s largest company in electronics contract manufacturing. They have always committed themselves to being a one-stop high technology service provider to system brand customers. Hon Hai stands as the global leader in precision tooling, components, equipment process design, manufacturing, assembly, sales, etc. The development of microchip related integration services is also one of Hon Hai conglomerate’s key strategies, and aligns well with SPIL.

Strategic Alliance Benefits

The Hon Hai and SPIL strategic alliance will be the strongest combination worldwide.

SPIL and Hon Hai will create synergies by realizing additional growth from new market opportunities and improving cost efficiencies operationally. The additional revenue and profit growth, along with the cost savings, would translate into stronger financial results that maximize shareholder return. SPIL believes the value to shareholders derived from the strategic alliance will far exceed the short-term dilution.

SiP Market Opportunities:

Upon the formation of such a strategic alliance, SPIL and Hon Hai will immediately commence projects to jointly develop SiP capabilities to tap into the fast-growing SiP market. The SiP market is expected to become a US$40 billion market in 2018. This strategic alliance is expected to provide the Company significant revenue and profit contribution starting in 2017, and the Company plans it could capture a significant share of the SiP market in 2018.

IC Packaging Partnership:

SPIL will also become the preferred IC packaging partner for Hon Hai’s ODM IC. By utilizing SPIL’s existing IC packaging and testing technology and capacity, SPIL can meet Hon Hai’s demands without significant capex required. The Company expects to recognize revenue and profit contribution starting in 2017.

Harvesting the Growth Opportunities in Emerging Markets:

SPIL and Hon Hai will jointly collaborate to penetrate the smartphone market in emerging countries, which are expected to drive the future growth of smartphone products as adoption increases. Through this alliance, SPIL and Hon Hai will also have the capability to provide complete IC packaging and testing and EMS services locally in important growth markets such as India. India’s smartphone market is expected to support substantial growth as adoption of smartphone increases. Jointly, SPIL and Hon Hai will be in a great position to penetrate India’s smartphone market by leveraging their enhanced competitive position.

Sharing of Relevant Technologies and Processes:

Furthermore, in order to facilitate joint projects, SPIL will provide Hon Hai with the following advanced technology and process: Embedded Die Fan-Out, Die on Capacitor, two-side/compression molding, Integrated Passive Devices (“IPD”) on Die (with bumping TECH), embedded wire inductor, partition Electromagnetic interference (“EMI”), and antenna in SiP. In return, Hon Hai will provide to SPIL: Surface Mount Technology (“SMT”) capability for SiP module assembly, component buying power, flex print circuit board capability, system design capability, logistics management, automation, and strong system customer base.

Cost Efficiencies and Process Improvements:

The alliance will also enable SPIL to reduce cost and improve efficiency by leveraging Hon Hai’s expertise. Hon Hai is the world leader in automation and assembly, and its precision mold, machinery manufacturing, and automation technology will increase SPIL’s yield and enhance its competitiveness. SPIL and Hon Hai plan to co-develop Application Specific Integrated Circuits (“ASIC”) chip, assembly, modules and others in order to accelerate the time-to-market, increase product performance, and lower costs. SPIL could also cooperate with Hon Hai’s subsidiaries such as with Zhen Ding Technology Holding on embedded substrate projects and panel-size fan-out wafer level Chip Scale Package (“CSP”), which could yield further synergies.

Wearables and Smartphones:

SPIL is skilled in miniaturization and light weight IC, while Hon Hai is skilled in SMT/EMS and has significant purchasing power. The strategic alliance will lead to a one-stop-shop for our customers and Hon Hai’s customers. The alliance will also enable the parties to adopt advanced IC assembly technology, which will put SPIL and Hon Hai in a great position to meet the demand for smaller form factors, energy savings, and higher performance standards for products such as smart phones, and wearables, both of which require minimizing size, weight, and improved thermal dissipation.

Internet of Things (“IoT”):

Both parties will also jointly develop system integration solutions for the IoT, and be ready for the Next Big Thing. From wearables, smart homes and factories to smart cities, the IoT ecosystem that requires various ICs will gradually be realized in the next few years. Advanced packaging technology will become one of the key factors to effect this system integration as miniaturization progresses in application processors, communication modules, power management IC, fingerprint IC, and more. Hon Hai is the most capable solution provider for IoT, and SPIL’s own capabilities will further strengthen system integration and provide strong product support.

Share Exchange Arrangement

Under the terms of the strategic alliance with Hon Hai, SPIL will issue 840,600,000 shares to Hon Hai, and Hon Hai will issue 359,230,769 shares to SPIL at the share exchange ratio of 2.34 SPIL shares for every Hon Hai share. After the exchange, Hon Hai will hold 21.2% shares of SPIL, post share issue; and SPIL will hold 2.2% shares of Hon Hai’s enlarged shares.

In reaching the agreement with Hon Hai, SPIL has evaluated the share exchange ratio using the Income Basis Method, the Asset Basis Method, and the Market Basis Method. SPIL then selected the one that was most beneficial to SPIL shareholders. As this is a share exchange for the purpose of creating long-term strategic partnership, the exchange ratio was agreed to be on equal economic terms for both parties without offering premium or discount to either party.

•	Income Basis Method: The Company evaluated both parties’ earnings contribution. The average earnings per share in last two years for SPIL and Hon Hai were NT$2.83 and NT$8.06, respectively. Under this method, the share exchange ratio for SPIL and Hon Hai is 2.85:1.

•	Asset Basis Method: For Asset Basis Method, the average net asset value per share for the past two years was used for assessment of the share exchange ratio. The average net asset value per share for SPIL and Hon Hai were NT$21.60 and NT$63.98, respectively. Under this calculation, the share exchange rate for SPIL and Hon Hai is 2.96:1.

•	Market Basis Method: The range of the companies’ average market value of their shares for the last 10, 30, and 60 business days prior to August 22, 2015 was used. Under this method, the share exchange ratio is in a range of 2.34:1 to 2.54:1.

Based on the above methodologies, the fair exchange ratio was assessed to be in a range of 2.34:1 to 2.96:1. SPIL chose the lowest exchange ratio of 2.34 SPIL shares per Hon Hai share, and Hon Hai agreed to the same. The exchange ratio 2.34 implies that SPIL share price of NT$40.03 per share and Hon Hai share price of NT$93.49 per share.

For Hon Hai to be motivated to collectively achieve stronger financial results with SPIL, it needs to obtain more than 20% of SPIL shares in order to account the shareholding as equity-method investment and recognize SPIL’s profit or loss in Hon Hai’s financial statement. This arrangement will align the business interests of both parties, and SPIL will also share the upside of Hon Hai’s operations and share price performance.

EGM Proposals

In order to achieve maximum synergy from the alliance with Hon Hai, the Company is proposing two (2) resolutions for approval at the Extraordinary General Meeting.

1.	Amendment to Articles of Incorporation to increase authorized capital

SPIL currently has 3,116.3 million shares outstanding, and the Company is proposing to increase authorized shares from 3,600.0 million shares to 5,000.0 million shares.

The Company plans to issue 840.6 million new shares to Hon Hai for the share exchange, and it also needs to reserve headroom of 245.8 million shares for the potential conversion of the US$400 million convertible bonds (or “CB”) issued in 2014. The pro-forma number of shares will increase from 3,116.3 million shares to 4,202.7millions post Hon Hai share exchange and full CB conversion.

(million shares)	Pro-forma outstanding shares post Hon Hai share exchange	Pro-forma %	Pro-forma outstanding shares post Hon Hai share exchange and full CB conversion	Pro-forma %
Current outstanding shares as of Sep 24, 2015	3,116.3	78.8%	3,116.3	74.2%
+ New Shares to be issued for share exchange with Hon Hai	840.6	21.2%	840.6	20.0%

Subtotal	3,956.9	100.0%	3,956.9
+ Headroom reserved for the potential conversion of US$400mm CB due 2019			245.8	5.8%

Subtotal			4,202.7	100.0%

Pro-forma outstanding shares post Hon Hai share exchange and full CB conversion			4,202.7
+ Headroom for potential operational and funding needs			797.3

Proposed authorized shares			5,000.0

The Company also requires sufficient headroom for potential operational and funding needs, and thus proposes to increase the authorized shares to 5,000.0 million. However, SPIL does not have immediate plans to issues new shares except for the announced share exchange with Hon Hai, and future new share issuance plans will be subject to shareholder approval according to relevant regulations. Under the ROC Company Act, shareholder approval prior to the issuance of shares in connection with the acquisition of the assets of another company is generally required where the transaction constitutes a “material transaction” under Article 185 of the ROC Company Act. In addition, the ROC Enterprise Mergers and Acquisitions Act provides that shareholder approval is required for most of the merger and acquisition transactions, such as merger, spin-off, general assumption of another company’s business or assets, and share-for-share swap for 100% of another company’s outstanding shares.

2.	Amendment to the Procedures for Acquisition and Disposal of Assets

SPIL is proposing to increase the limit on the investments in a single security from 20% of the Company’s net worth to 60%. This amendment is to allow the share exchange investment in Hon Hai.

Through the share exchange with Hon Hai, SPIL plans to obtain 359.2 million Hon Hai shares. Based on Hon Hai’s 52-week share price high-low range of NT$81.60~NT$100.00 per share (as of September 25, 2015), SPIL’s investments in Hon Hai would amount to NT$29,313.2 million to NT$35,923.1 million. With SPIL’s latest net worth of NT$67,922.5 million as of June 30th, 2015, the intended investments in Hon Hai would translate into 43.2% to 52.9% of the Company’s net worth.

359.2 million Hon Hai shares		Hon Hai 52-week high share price NT$100.00[1]		NT$ 35,923.1million	or 52.9%[2]
	x		=
		Hon Hai 52-week low share price NT$81.60[1]		NT$ 29,313.2million	or 43.2%[2]

[1]	As of September 25, 2015
[2]	% of SPIL’s latest net worth of NT$67,922.5 million as of June 30th, 2015

As the final share price will be determined on the date of actual share exchange, the proposed amendment allows the Company to accommodate the share exchange and account for future share price movements. SPIL has no intention of further increasing its equity relationship with Hon Hai or any other third party at this time.

The above proposed amendments are intended to accommodate the announced share exchange with Hon Hai and allow headroom for potential operational and funding needs to support business growth. The approval of these resolutions is vital to the formation of the strategic alliance with Hon Hai and long-term shareholder value creation. Other than the announced Hon Hai share exchange, the Company does not have any immediate plan to issue new shares or increase the investment in any other third-party.

SPIL will continue to comply with the high standards of corporate governance as our history clearly demonstrates. The company has maintained a strong track record of good corporate governance, and ranks among the top 5% at the first Corporate Governance Evaluation held by the Taiwan Stock Exchange Corporation in 2015. The Company does not foresee instances of share issuances to increase investment in a company without strategic benefits or most importantly creating value for existing shareholders.

Potential Risk from ASE

It is imperative for SPIL to proceed with the share exchange with Hon Hai at this juncture given that ASE has succeeded in acquiring 24.99% stake. While ASE has stated that the tender offer represents a purely financial investment and that it has no plans to intervene in SPIL’s businesses, ASE’s interest may not be fully aligned with those of other shareholders given its competitive position. Its 24.99% stake could grant ASE significant leverage and influence over the Company. ASE could potentially block any future strategic transaction, and have the voting power required to effectively veto such issues as the sale of the Company or issuance of additional shares. It could also pressure to replace board members and force a change in strategy upon the Company. Considering ASE’s conflicting interest, it may choose to utilize its influence for its own benefit, which could be to the significant detriment of SPIL shareholders. This creates substantial uncertainties over the Company’s future developments and strategies.

In comparison, the strategic alliance and share exchange with Hon Hai provides shareholders with a clear vision and strategy. We urge shareholders to support the alliance with the global leader in electronics contract manufacturing and pursue vertical integration and other business synergies.

Our Long-term Commitment to Shareholders

SPIL has consistently delivered strong financial results as evidenced in our track record. The Company has maintained stable growth with improving profitability and achieved record high revenue and net income in 2014. Gross margin improved significantly from 15.4% in 2010 to 25.3% in 2014, and net margin increased from 8.8% in 2010 to 14.1% in 2014. SPIL also ranked first in profitability amongst the top three IC assembly and testing players in 2014. The Company also has strived to maximize shareholder value by maintaining a high dividend payout ratio. Through solid execution capability to generate consistent cash flow, SPIL maintained a high dividend payout ratio that averaged 89.3% from 2010 to 2014. Going forward, the Company’s main objective will continue to be maximizing shareholder value.

SPIL strongly believes the alliance with Hon Hai will be a key driver for revenue and profit growth, and the Company will also aim to maintain a growing dividend payout policy in line with our historical track record. From this share exchange, SPIL will generate approximately NT$25 billion in capital reserve. This additional capital reserve will allow flexibility, subject to shareholder approval, for future dividend payouts that minimize potential short-term dilution and ensure shareholders return.

This strategic alliance will create substantial value for shareholders through opportunities in new high-growth markets. The board of directors asks that you vote in favor of both Items 1 and 2 to cement our long-term strategic alliance with Hon Hai.

For more information, please contact our Investor Relations Director Janet Chen at janet@spil.com.tw or +886-3-5795678#3675 or our Spokesperson Byron Chiang at byronc@spil.com.tw or +886-3-5795678#3671 or our proxy solicitor Alliance Advisors at twallace@allianceadvisorsllc.com or +1-973-873-7717.

Very truly yours,

Bough Lin, Chairman

7

Siliconware Precision Industries Co., Ltd.
Shareholder Communication
September 2015

Objective
Background
On September 15, 2015, SPIL and Hon Hai signed a Strategic Alliance and Share Exchange Agreement to allow SPIL to pursue new business opportunities and create shareholder value
Main objective
We seek shareholder approval of two items:
1. Amendments to the Company’s “Articles of Incorporation” to increase authorized share capital
2. Amendments to the Company’s “Procedures for Acquisition and Disposal of Assets”
The proposed amendments are necessary in order for SPIL to fully carry out the announced share exchange with Hon Hai.
The board seeks your support to vote in favor of both Items 1 and 2 to cement our long-term strategic alliance with Hon Hai
SPIL Confidential 2

Agenda
1 Strategic alliance with Hon Hai
2 EGM proposals
3 Potential risk from ASE
4 SPIL’s long-term commitment to shareholders
SPIL Confidential 3

SPIL & Hon Hai strategic alliance – the strongest combination worldwide
World’s #1 electronic manufacturing service World’s 3rd provider largest IC Committed to provide one-assembly and stop high technology testing house service Focus on extending into microchip related integration services
SPIL has a long-standing history with Hon Hai, and we have been seeking cooperation with EMS partners since 2010
1998 We invested with Hon Hai in Siliconware Corporation, where Hon Hai Chairman Terry Gou served as a Board Director. Siliconware Corporation was merged into SPIL in year 2000 1999 SPIL and Hon Hai joint ventured in APTOS in California 2010 Started evaluating business expansion opportunities, leveraging the experience of a group of ex-USI specialists 2014 Initiated discussions with ShunSin (6451 TT), a subsidiary of Hon Hai, on the potential SiP business cooperation 2015 Explored potential cooperation with leading EMS players
SPIL Confidential 4

Substantial growth opportunities
1 2
SiP Market IC Packaging Opportunities Partnership
3 4
Harvesting the Sharing of Relevant
Growth Opportunities Technologies and in Emerging Markets Processes
5 6
Cost Efficiencies
Wearables and and Process Smartphones Improvements

Internet of Things (IoT)
SPIL Confidential

Solid execution plan

Driving for substantial revenue and cost synergies

SPIL

2016E | 2017E | 2018E | Mid-term

Additional dividend payout

- ✓ Approx. NT$25bn in additional capital reserve generated from the Hon Hai share exchange
- ✓ Flexibility for dividend payout[1] to minimize short-term dilution and ensure shareholders return

Expected revenue synergies

- ✓ Preferred IC packing partner for Hon Hai's ODM IC - without additional CAPEX
- ✓ Capture SiP market opportunities
  - *- pilot run in 2016, mass production in 2017, substantial share in 2018*
- Preparation
- ✓ Emerging markets (i.e. India) IC packaging opportunities
- ✓ Next generation wearables and smartphones
- ✓ System integration solutions for IoT and the Next Big Thing

Expected, immediate cost savings

- ✓ Technologies and processes sharing
- ✓ Cost efficiencies and process improvement projects

[1]subject to shareholder approval

We have a solid execution plan to minimize potential short-term dilution and maximize shareholders value

SPIL Confidential

6

Strategic alliance benefits
1 Jointly develop SiP capability to tap into the fast-growing market
A fast-growing US$40 billion market by 2018 Revenue and profit contribution to kick-in in 2017
Target to capture significant share of the SiP market by 2018
SiP + module market is expected to grow to US$40bn in 2018 (from US$25bn in 2015)
Volume (M unit) 2015~
Product Function 2018 Owner
2015e 2018f CAGR
Camera 3,750 4,500 7%
Fingerprint Sensor 500 1,000 30%
Connectivity 500 600 6% System
Mobile Phones, PA Module 5,700 6,350 5% House
NB, Tablets, Audio AMP—330
Touch Screen Driver—330 N/A
PMIC—330
Connectivity 200 1,450 94% Fabless
IoT & Wearable PMIC 5 250 235%
Combo-W 15 30 24% System House
Sub-total 10,500 15,000 13%
Source: Gartner, Prismark, IDC, Company estimates
SPIL Confidential 7

Strategic alliance benefits (cont’d)
2 Preferred IC packaging partner for Hon Hai’s ODM IC
Utilize SPIL’s existing capacity and technology without significant capex required
Revenue and profit to kick-in in 2017
3 Collaborate to jointly penetrate the smartphone market in emerging countries
Demand from emerging markets, such as India, is the key driver for the future growth of smartphone
Provide complete IC packaging & testing and EMS services locally
SPIL Confidential 8

Strategic alliance benefits (cont’d)
4 Sharing of relevant technologies and processes
SPIL to provide Embedded Die FO, Die on CAP, two-side/compression molding, IPD on Die, embedded wire inductor, antenna in SiP, and more
Hon Hai to provide SMT capability, component buying power, FPCB and system design capability, logistics management, automation, system customer base
Obtain the best of class technologies while enjoying substantial CAPEX and R&D savings
5 Cost efficiencies and process improvements
Immediately leverage Hon Hai’s automation expertise to further enhance existing lines’ production efficiency
Cooperate with Zhen Ding Technology on embedded substrate projects and panel—
size fan-out wafer level CSP
Substantial cost saving and yield improvement through increased automation and manufacturing process improvement
SPIL Confidential 9

Strategic alliance benefits (cont’d)
6 Combined strength to capture trend in wearables and smartphone
SPIL’s skill in miniaturization and light-weight IC with Hon Hai’s SMT/EMS capability and significant purchasing power
Meet the increasing demand for smaller form factor, energy saving, and higher performance of smartphones and wearables
7 Co-develop system integration solutions for IoT, and be ready for the Next Big Thing
Progress toward miniaturization with application processors, MEMS, sensor components, communication modules, power management, fingerprint IC, etc.
Advanced packaging technology is key to elevate the efficiency of the integration
From wearables, smart homes and factories, to smart cities, the IoT ecosystem will gradually realize in the next few years.
Hon Hai is the most capable solution provider for IoT, and SPIL’s capability can strengthen system integration and provide strong product support
SPIL Confidential 10

Share exchange arrangement

FOXCONN HON HAI → SPIL: *840.6mm shares or 21.2%, equity-method*

SPIL → FOXCONN HON HAI: *359.2mm shares or 2.2%, available-for-sale financial asset*

- ✓ **Equal economic terms for both without offering premium/ discount to either party**
- ✓ **Hon Hai is motivated to achieve stronger financial results with SPIL**
- ✓ **SPIL will share the upside of Hon Hai's operations**

Basis of the exchange ratio (ratios in Hon Hai : SPIL)

- Income basis method using average EPS in last 2 years
  - NT$8.06 : NT$2.83 = 2.85 : 1
- Asset basis method using average net asset value in last 2 years
  - NT$63.98 : NT$21.6 = 2.96 : 1
- Market basis method using average share price in the last 10, 30, 60 days before Aug 21st (inclusive)
  - Exchange ratio ranged between 2.34~2.54
  - Decided exchange ratio to base on last 60-day trading average **NT$93.49 : NT$40.03 = 2.34 : 1**

Best ratio amongst various methods

SPIL Confidential

11

Agenda
1 Strategic alliance with Hon Hai
2 EGM proposals
3 Potential risk from ASE
4 SPIL’s long-term commitment to shareholders
SPIL Confidential 12

EGM proposal item 1
Amendment to Article 5 of the Article of Incorporation
Current: authorized shares of 3,600 mm shares and o/s of 3,116 mm shares
Proposal: Increase authorized shares to 5,000 mm shares
Illustrative calculation
Pro-forma
Pro-forma o/s o/s shares Accommodate
shares post Pro- post share Pro-
(million shares) share forma % exchange forma the announced
exchange and full CB % share exchange
conversion with Hon Hai
Current outstanding shares as of Sep 25, 2015 3,116.3 78.8% 3,116.3 74.2%
+ New Shares to be issued for Hon Hai share Reserve
exchange 840.6 21.2% 840.6 20.0% headroom for
Subtotal 3,956.9 100.0% 3,956.9
+ Headroom reserved for the potential CB conversion
conversion of US$400mm CB due 2019 245.8 5.8%
Subtotal 4,202.7 100.0% Allow headroom
for potential
Pro-forma o/s shares post Hon Hai share exchange and full CB conversion 4,202.7 operational and
+ Headroom for potential operational and funding needs funding needs
797.3
Proposed authorized shares 5,000.0
1. No immediate plan to issues new shares other than the announced share exchange with Hon Hai
2. Future new share issuance plans will be subject to shareholder approval according to relevant regulations
SPIL Confidential 13

EGM proposal item 2
Amendment to Procedures for Acquisition or Disposal of Assets
Current limit is capped at 20% of Company’s net worth
Propose to increase the limit to 60% of Company’s net worth to allow investments in Hon Hai
Illustrative calculation
Shares in Hon Hai Hon Hai’s share price1 Value of the investment in Hon Hai
52wk high = NT$ 35,923.1 mm
NT$100.0 / share or 52.9% of net worth2
359.2 mm shares x
52wk low = NT$ 29,313.2 mm
NT$81.6 / share or 43.2% of net worth2
1 As of Sep 25, 2015
2 Net worth of NT$67,922.5 million as of Jun 30, 2015
Except for the announced share exchange with Hon Hai,
we have no intention to increase investments in Hon Hai or other third-party
SPIL Confidential 14

EGM proposals
The above proposed amendments are intended to accommodate the announced share exchange with Hon Hai and allow headroom for potential operational and funding needs to support business growth.
The approval of these resolutions is vital to the formation of the strategic alliance with Hon Hai and long-term shareholder value creation.
Other than the announced Hon Hai share exchange, the Company does not have any immediate plan to issue new shares or increase the investment in any other third-party.
SPIL Confidential 15

Agenda
1 Strategic alliance with Hon Hai
2 EGM proposals
3 Potential risk from ASE
4 SPIL’s long-term commitment to shareholders
SPIL Confidential 16

Potential risk from ASE
Why is ASE opposing to our strategic alliance with Hon Hai?
ASE as the largest shareholder…
Other
ASE shareholders
75%
25%
SPIL
Other
1 Clear conflict of interest: ASE’s shareholders’
objectives objectives
2 Influence the operations of SPIL to the detriment of
other 75% shareholders
SPIL Confidential 17

Agenda
1 Strategic alliance with Hon Hai
2 EGM proposals
3 Potential risk from ASE
4 SPIL’s long-term commitment to shareholders
SPIL Confidential 18

Our long-term commitment to shareholders
We have consistently delivered strong performance
Revenue and net income reached record high of NT$83,071mm
and NT$11,731mm in 2014
Ranked 1st in profitability amongst the top 3 players
Consistently strives to maximize shareholder’s value
Strong operations to deliver EPS growth and maintain high
dividend payout ratio that averaged 89.3% in the last 5 years
Dividend per share EPS (NT$) Dividend payout ratio
95.2%
89.7% 90.4% 91.5% 3.76
79.7%
3.00
1.81 1.83 1.81 1.90
1.62 1.56 1.67
1.41
2010 2011 2012 2013 2014
SPIL Confidential 19

SPIL consistently delivered strong financial
performance
Stable revenue growth …accompanied by increasing margins …and strong profits
Revenue Gross margin Operating margin Net
income
(NT$mm) 83,071 EBITDA margin (NT$mm)
11,731
2010-2014 CAGR: 6.8% 2010-2014 CAGR: 20.2%
31.6%
69,356 27.4%
64,655 25.6% 25.3%
63,857 23.9% 24.1%
61,237 5,892
20.8% 5,627 5,620
18.2% 4,837
16.6%
15.4% 15.5%
11.4%
10.0% 10.0%
8.3%
2010 2011 2012 2013 2014 2010 2011 2012 2013 2014 2010 2011 2012 2013 2014
SPIL Confidential 20

We consistently delivered strong EPS and
high dividend payout ratio
EPS Dividend per share and payout ratio
NT$ NT$
SPIL EPS ASE EPS SPIL dividend per share ASE dividend per share
SPIL payout ratio ASE payout ratio
95%
90% 90% 91%
3.76 80%
3.07 64% 66%
2.78 60%
3.00
2.09 2.02
1.81 1.83 1.83 1.90 1.75
1.56 1.76 31% 1.81 2.03
1.62 1.67
1.12 1.06 21% 1.41 1.33
1.05
0.58 0.57
2010 2011 2012 2013 2014 1H2014 1H2015 2010 2011 2012 2013 2014
SPIL Confidential 21

We are committed to maximized shareholders
value and return
SPIL strongly believes the alliance with Hon Hai will be a key driver for future revenue and profit growth
Company will aim to maintain a consistent, or growing dividends payout policy in line with our historical track record
Potential dilution impact from the Hon Hai share exchange will be reduced by the expected dividend income from investment in Hon
Hai
SPIL will further minimize the potential short-term dilution, utilizing the approx. NT$25bn additional capital reserve
generated from the Hon Hai share exchange 1
Approx NT$25bn
Additional capital
reserve from Hon
Hai share exchange Flexibility for future
dividend payout1
1subject to shareholder approval
SPIL Confidential 22

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Siliconware Precision Industries Co., Ltd

Date: September 28, 2015	By:	/s/ Ms. Eva Chen
Eva Chen
Chief Financial Officer